 DOCUMENT TYPE SC 13G
TEXT

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

Name of Issuer: TRISM, INC.
_____________________________________________________
Title of Class
of Securities: Common Stock

CUSIP Number: 896925203

1) NAME OF I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

The Prudential Insurance Company of America 22-1211670

2.) MEMBER OF A GROUP: (a) N/A
(b) N/A

3) SEC USE ONLY:

4) PLACE OF ORGANIZATION: A mutual insurance company organized under the laws of the State of New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH:

5) Sole Voting Power: 0 Not Applicable
6) Shared Voting Power: 110,171 See Exhibit A
7) Sole Dispositive Power: 0 Not Applicable
8) Shared Dispositive Power: 110,171 See Exhibit A

9) AGGREGATE AMOUNT BENEFICIALLY OWNED:
110,171 See Exhibit A

10) AGGREGATE AMOUNT IN ROW (9) EXCLUDES SHARES: Not Applicable

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
5.51 See Exhibit A

12) TYPE OF REPORTING PERSON: IC, IA

ITEM 1(a). NAME OF ISSUER:

TRISM, INC.

ITEM 1(b). ADDRESS OF ISSUER'S EXECUTIVE OFFICES:

TRISM, INC. 4174 Jiles Road Kennesaw, GA 30144

ITEM 2(a). NAME OF PERSON FILING:

The Prudential Insurance Company of America

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE:

751 Broad Street
Newark, New Jersey 07102-3777

ITEM 2(c). CITIZENSHIP:

A mutual insurance company organized under the laws of
the State of New Jersey

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(e). CUSIP NUMBER:

896925203

ITEM 3. The Person filing this statement is an Insurance Company as defined in Section 3(a) (19) of the Securities Exchange
Act of 1934, and an Investment Adviser registered under
Section 203 of the Investment Advisers Act of 1940.

ITEM 4. OWNERSHIP:

(a) Number of Shares
Beneficially Owned: 110,171 See Exhibit A

(b) Percent of Class: 5.51

Number
(c) Powers Of Shares
------------------------------------- -------------------------------------
Sole power to vote or 0 Not Applicable
to direct the vote

Shared power to vote or 110,171 See Exhibit A
to direct the vote

Sole power to dispose or 0 Not Applicable
to direct disposition

Shared power to dispose 110,171 See Exhibit A
or to direct disposition

ITEM 5. OWNERSHIP OF 5% OR LESS OF A CLASS:

Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN 5% ON BEHALF OF
ANOTHER PERSON:

See Exhibit A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE ULTIMATE PARENT COMPANY:

Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF
MEMBERS OF THE GROUP:

Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

ITEM 10. CERTIFICATION:

By signing below, the Prudential Insurance Company of America certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

The filing of this statement should not be construed as an admission that
Prudential is, for purposes of Sections 13 or 16 of the Securities
Exchange Act of 1934, the beneficial owner of such shares.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, The Prudential Insurance Company of America certifies that the information set forth in this statement is true, complete and correct.

THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

By: Ellen McGlynn Koke
Vice President

Date: 02/05/2001
As of: 12/31/2000

Exhibit A
--------------

ITEM 6. OWNERSHIP:

The Prudential Insurance Company of America ('Prudential') may have direct or indirect voting and/or investment discretion over 110,171 shares of the Issuer's common stock which are held for it's own benefit or for the benefit of its clients by its separate accounts, externally managed accounts, registered investment companies, subsidiaries and/or other affiliates. Prudential is reporting the combined holdings of these entities for the purpose of administrative convenience. These shares were acquired in the ordinary course of business, and not with the purpose or effect of changing or influencing control of the Issuer. The filing of this statement should not be construed as an admission that Prudential is, for the purposes of Section 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of these shares.